UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            TESMA INTERNATIONAL INC.
                                (Name of Issuer)

                        CLASS A SUBORDINATE VOTING SHARES
                         (Title of Class of Securities)

                                   881908 10 7
                                 (CUSIP Number)

                                  John Gunning
                            Magna International Inc.
                                 337 Magna Drive
                             Aurora, Ontario L4G 7K1
                                 (905) 726-7278
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                              Kenneth G. Alberstadt
                            111 Broadway, 18th Floor
                            New York, New York 10006
                                 (212) 404-7566

                                  June 19, 2000
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 881908 10 7

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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FRANK STRONACH
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                          |_|


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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Austria
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               7    SOLE VOTING POWER

                    14,433,900
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           14,433,900
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     14,433,900
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER.

This statement relates to the Class A Subordinate Voting Shares, without par value (the "Class A Shares"), of Tesma International Inc. (the "Company"). The principal executive offices of the Company are located at 1000 Tesma Way, Concord, Ontario, Canada L4K 5R8.

ITEM 2. IDENTITY AND BACKGROUND.

(a)         This Schedule 13D is being filed by Frank Stronach, an individual.

(b) The principal business address of the reporting person is Badener Strasse 12, Oberwaltersdorf, Austria 2522.

(c) The reporting person is a partner of Stronach & Co ("S&Co"), an entity that provides consulting services to certain subsidiaries of Magna International Inc. ("Magna"). In addition, the reporting person is the Chairman of the Board of Magna, the Chairman of the Board of MI Developments Inc. ("MID") and the Chairman of the Board of Magna Entertainment Corp. ("MEC"). Magna designs, develops and manufactures automotive systems, assemblies, modules and components and engineers and assembles complete vehicles. MID is a real estate operating company engaged in the ownership, development, management, leasing, expansion and acquisition of income-producing industrial and commercial properties. MID is the successor to Magna's real estate division and operated as an autonomous business unit within Magna prior to distribution of the capital stock of MID to the shareholders of Magna on August 29, 2003. MEC operates thoroughbred and standardbred racetracks; supplies, via simulcasting, live racing content to the inter-track, off-track and account wagering markets; and owns and operates a television network focused exclusively on horse racing.

(d)-(e) During the last five years, the reporting person has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)         The reporting person is a citizen of Austria.

ITEM 3. SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

See Item 4 below.

ITEM 4. PURPOSE OF TRANSACTION.

10,000 Class A Shares are subject to a currently outstanding and immediately exercisable option (the "FS Option") held by the reporting person that was issued to the reporting person by the Company during 2002 in consideration for his services as a non-employee director of the Company.

300,000 Class A Shares are subject to a currently outstanding and immediately exercisable option (the "S&Co Option") held by S&Co that was issued to S&Co on October 25, 1999 in consideration for consulting services to be rendered to the Company pursuant to a consulting agreement with S&Co The S&Co Option is currently vested and exercisable with respect to 150,000 Class A Shares and will become vested and exercisable with respect to an additional 50,000 Class A Shares on each of October 15, 2003, October 15, 2004 and October 25, 2005 provided that the consulting agreement currently in effect between S&Co and the Company (the "Consulting Agreement") is not terminated prior to such date(s).

As of July 31, 1995, the closing date of the Company's initial public offering, Magna beneficially owned 14,223,900 Class A Shares issuable upon conversion of an equivalent number of Class B Shares of the Company ("Class B Shares"), 9,739,453 of which Class B Shares were held by Magna and 4,484,447 of which Class B Shares were held by 1128969 Ontario Inc. ("1128969"), a wholly owned subsidiary of Magna. As of July 31, 1995, Magna also beneficially owned 300,000 Preferred Shares, Series 1, of the Company; 200,000 Preferred Shares, Series 2, of the Company; and 200,000 Preferred Shares, Series 3, of the Company. Such Preferred Shares were convertible (without payment of any consideration upon conversion) into Class A Shares based on a conversion price of Cdn.$11.025 per share and a carrying value of Cdn.$100 per share. On December 30, 1996, Magna sold 99,397 Preferred Shares, Series 1, to a third party in a private transaction. On June 5, 1997, Magna converted 110,250 Preferred Shares, Series 3 into 1,000,000 Class A Subordinate Voting Shares of the Company and sold such shares on the same date at a price per share of Cdn.$18.75 in a public secondary offering. On June 30, 1998, the remaining Preferred Shares beneficially owned by Magna were converted into an aggregate of 4,447,644 Class A Subordinate Voting Shares of the Company. On November 17, 1999, 95,000 of such Class A Shares were disposed of at a price of Cdn. $17.875 per share.

On June 19, 2000, the Company completed a series of transactions to assist Magna in a reorganization of its holdings of Class A Shares prior to the sale of such shares in a public secondary offering. As part of such transactions, Magna acquired 4,352,644 Class A Shares in exchange for all the common shares of 1422662 Ontario Inc. ("1422662") (then a wholly-owned subsidiary of Magna), the sole asset of which was 4,352,644 previously issued Class A Shares. Immediately after this transaction, 1422662 was wound-up into the Company and the 4,352,644 previously issued Class A Shares were cancelled. On June 20, 2000, Magna sold 4,352,644 Class A Shares at a price per share of Cdn.$26.20 in a public secondary offering.

The reporting person may, from time to time, communicate with the Company's management, directors, shareholders and other interested parties regarding matters of mutual interest, including strategies designed to increase the value of Class A Shares. The reporting person may from time to time acquire or dispose of beneficial ownership of Class A Shares in the open market, in privately negotiated transactions or otherwise.

Except as indicated in this statement, the reporting person currently has no plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The reporting person is the beneficial owner of 10,000 Class A Shares issuable upon exercise of the FS Option.

            The reporting person is a principal in S&Co and may be deemed to be the beneficial owner of (i) 150,000 Class A Shares issuable upon exercise of the S&Co Option with respect to which the S&Co Option is currently exercisable and (ii) an additional 50,000 Class A Shares with respect to which the Option will become exercisable within 60 days from the date of this statement, assuming the Consulting Agreement is not terminated prior to such date.

            The reporting person acts as one of four trustees of the Stronach Trust. The remaining trustees of the Stronach Trust are members of the reporting person's family. The Stronach Trust owns all of the outstanding shares of 445327 Ontario Limited ("445327"), of which the reporting person is the sole director. 445327 holds 726,829 Class B Shares of Magna, such shares representing approximately 56.5% of the total votes carried by the outstanding voting stock of Magna. The reporting person may be deemed to be the beneficial owner of 14,233,900 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held in the aggregate by Magna and 1128969.

            The reporting person disclaims beneficial ownership of all Class A Shares that are or may be deemed to be beneficially owned by S&Co, the Stronach Trust, 445327, Magna or 1128969. Assuming the beneficial ownership of all Class A Shares as to which beneficial ownership is disclaimed herein, the reporting person is the beneficial owner of 14,433,900 Class A Shares, representing 44.3% of the Class A Shares (determined in accordance with Rule 13d-3).

(b) The reporting person may be deemed to have sole voting and dispositive power with respect to all Class A Shares that are the subject of this statement.

(c) During the sixty days preceding the filing of this statement, the reporting person did not acquire any securities of the Company.

(d)-(e)     Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                    SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 5, 2003


                                        /s/ Frank Stronach
                                        -----------------------------
                                        Frank Stronach